January 6, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Biolase, Inc.

Registration Statement on Form S-1, as amended

File No. 333-268528

Withdrawal of Acceleration Request

Resubmission of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 4, 2023, in which we requested the acceleration of the effective date of the above-referenced registration statement on Form S-1, as amended (the “Registration Statement”), for January 5, 2023, at 5:00 p.m. Eastern Time, or as soon as thereafter possible in accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”).

Withdrawal of Acceleration Request

We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Resubmission of Acceleration Request

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act, Lake Street Capital Markets, LLC, as the representative of the several underwriters, hereby joins in the request of Biolase, Inc. for acceleration of the effective date of such Registration Statement, so that it becomes effective as of 5:00 p.m. Eastern Time on Monday, January 9, 2023, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities Act, we wish to advise you that we have distributed approximately 500 copies of the preliminary prospectus to prospective underwriters, institutional investors, dealers and others.

The undersigned has and will comply, and it has been informed or will be informed by any participating dealers that they have complied or will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Please direct any questions or comments concerning this request to Aaron Schleicher of Sullivan & Worcester LLP, counsel to Lake Street Capital Markets, LLC, at +1 (212) 660-3034.

[Signature Page to Follow]

Very truly yours,

LAKE STREET CAPITAL MARKETS, LLC

As Representative of the Several Underwriters
Named in the Underwriting Agreement

By:	/s/ Michael Townley
Name: Michael Townley
Title: Head of Investment Banking

[Signature Page to Withdrawal and Resubmission of Acceleration Request]